

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 26, 2007

Mr. Paul F. Saxton
Chief Executive Officer and Chief Financial Officer
Lincoln Gold Corporation
Suite 350, 885 Dunsmuir Street
Vancouver, British Columbia, Canada

> **Re: Lincoln Gold Corporation**
> **Form 10-KSB/A for the Fiscal Year Ended December 31, 2006**
> **Filed July 19, 2007**
> **File No. 000-25827**

Dear Mr. Saxton:

We have reviewed your Form 10-KSB/A for the Fiscal Year Ended December 31, 2006 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2006

1.   Please file an amendment to correct the certifications filed as Exhibits 31.1 and 32.1. Your certifications should reference the annual report on Form 10-KSB/A.

Closing Comments

    As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief